Exhibit 99.1

Sundance Energy Provides October 2018 Operational Update

DENVER, CO October 8, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today provided an update regarding the Company’s recent development activities.

Production

Sundance’s sales volume for the month of September was ~15,300 boepd. The Company expects average Third Quarter daily production to be at the high end of its previously released guidance of 10,000 to 11,000 boepd. The Company brought a significant number of wells online late in the Third Quarter, resulting in an elevated September production rate. The Company expects sales volumes of 14,000 – 15,000 boepd in the Fourth Quarter of 2018, a 32% increase over the Third Quarter.

The Company’s production performance during the Third Quarter was driven by bringing 9 wells online, including 5 on the recently acquired Live Oak County acreage and 2 on the recently acquired Atascosa County acreage. All initial production results to date on the Company’s acquired acreage have exceeded expectations.

			Completed	24-HR IP	24-HR /	30-Day IP	30-Day /
Well Name	County	IP Date	Lat Length	(boepd)	1,000’ ft	(boepd)	1,000’ ft	% Oil
Harlan Bethune 25H	Live Oak	15-Aug	4,973	941	189	1,102	222	73%
Harlan Bethune 26H	Live Oak	15-Aug	4,161	1,387	333	1,234	296	79%
Harlan Bethune 27H	Live Oak	15-Aug	3,469	1,264	364	1,183	341	76%
Harlan Bethune 34H	Live Oak	19-Aug	3,506	1,458	416	1,691	482	76%
Harlan Bethune 35H	Live Oak	19-Aug	3,678	1,504	409	1,738	472	79%
Allen MCM 1H	McMullen	17-Aug	8,015	1,388	173	1,291	161	74%
Allen MCM 2H	McMullen	17-Aug	8,234	1,297	158	1,132	137	77%
Justin Toms 5H	Atascosa	3-Sep	6,258	1,117	178	1,296	207	88%
Justin Toms 6H	Atascosa	3-Sep	6,299	913	145	1,042	165	91%

Drilling Activities

During the month of September Sundance completed drilling the 2-well Idylwood pad and the 4-well James Keith Esse pad, both located in Live Oak County. Sundance is currently drilling the 2-well Hoskins 20H and 21H pad in McMullen County and the 3-well Harlan Bethune 22H, 23H and 24H pad in Live Oak County.

Once the Paterson 589 rig has completed drilling the Hoskins pad, Sundance plans to release the 589 rig and will complete the remainder of its 2018 drilling program with just the Patterson 229 rig. Sundance anticipates contracting a second rig during the first quarter of next year in order to execute its 2019 drilling program.

Completion Activities

In late September, Sundance mobilized its frac crew to the 2-well Idylwood 04H and 05H pad in order to commence its Fourth Quarter completions program. Upon completion of the Idylwood pad frac jobs in mid-October, the Company intends to mobilize the frac crew to the 4-well James Keith Esse 06H, 07H, 08H and 09H pad. The Company anticipates completing and turning to sales between 9 and 11 wells during the fourth quarter.

Year to Date Activities Overview

		Spud	Frac Start		Completed	30-Day IP
Well Name	County	Date	Date	IP Date	Lat Length	Rate boe/d)	% Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690’	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642’	484	92%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820’	446	93%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015’	1,291	74%
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234’	1,132	77%
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,973’	1,102	73%
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,161’	1,234	79%
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,469’	1,183	76%
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258’	1,296	88%
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299’	1,042	91%
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,506’	1,691	76%
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,678’	1,738	79%
James Keith Esse 06H	Live Oak	26-Jul-18	—	—	5,175’	—	—
James Keith Esse 07H	Live Oak	22-Jul-18	—	—	5,178’	—	—
James Keith Esse 08H	Live Oak	24-Jul-18	—	—	5,180’	—	—
James Keith Esse 09H	Live Oak	20-Jul-18	—	—	5,164’	—	—
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	—	6,445’	—	—
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	—	5,487’	—	—
Harland Bethune 22H	Live Oak	17-Sep-18	—	—	—	—	—
Harland Bethune 23H	Live Oak	21-Sep-18	—	—	—	—	—
Harland Bethune 24H	Live Oak	25-Sep-18	—	—	—	—	—
Hoskins 20H	McMullen	25-Sep-18	—	—	—	—	—
Hoskins 21H	McMullen	27-Sep-18	—	—	—	—	—

For more information, please contact:

United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford where the company has a position of approximately 54,600 net acres. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.